Exhibit 99(i)

Davis Graham & Stubbs LLP

1550 Seventeenth Street, Suite 500

Denver, Colorado 80202

(303) 892-9400

February 28, 2006

Agile Funds, Inc.

4909 Pearl East Circle, Suite #300
Boulder, Colorado 80301

Re:

Agile Funds, Inc.
Form N-1A 1940 Act File No.  811-21329; 1933 Act File No. 333-104390
Post-Effective Amendment No. 3 (1933 Act), Amendment No. 5 (1940 Act)
Dated February 28, 2006 (the “Registration Statement”)

Gentlemen:

We have acted as counsel for Agile Funds, Inc., a Maryland corporation (the “Company”), in connection with the registration of its shares of common stock, par value of one-tenth of one cent ($0.001) per share, under the Securities Act of 1933, as amended.

The Company is authorized to issue one billion (1,000,000,000) shares of common stock, of which three hundred million (300,000,000) shares of Common Stock are initially classified as a series designated as Agile Multi-Strategy Fund Common Stock (the “Series”). Unless otherwise prohibited by law, so long as the Company is registered as an open-end investment company under the Investment Company Act of 1940, as amended, the total number of shares of stock or the number of shares of stock of any series or class that the Company is authorized to issue may be increased or decreased by the board of directors in accordance with the applicable provisions of the Maryland General Corporation Law.  The Series are referred to herein as the “Shares.”  You have asked for our opinion on certain matters relating to the Shares.

We have reviewed the Company’s Articles of Incorporation, its Bylaws (as amended), resolutions adopted by its Board of Directors and shareholders, and such other legal and factual matters as we have considered necessary.

This opinion is based exclusively on the laws of the State of Maryland and the federal law of the United States of America.

We have also assumed the following for this opinion:

1.             The Shares have been, and will continue to be, issued in accordance with the Company’s Articles of Incorporation, Bylaws (as amended), and resolutions of the Company’s Board of Directors and shareholders relating to the creation, authorization and issuance of the Shares.

2.             The Shares have been, or will be, issued against consideration therefor as described in the Company’s prospectuses relating thereto, and that such consideration was, or will be, per share in each case at least equal to the applicable net asset value.

Based on the foregoing, it is our opinion that the Shares have been duly authorized and, when sold as contemplated in the Registration Statement, including receipt by the Company of full payment for the Shares and compliance with the Securities Act of 1933, the Investment Company Act of 1940, and applicable state law regulating the offer and sale of securities, will be validly issued, fully paid, and non-assessable Shares of the Company.

We hereby consent to all references to this firm in the Registration Statement and to the filing of this opinion as an exhibit to the Registration Statement.  This consent does not constitute a consent under Section 7 of the Securities Act of 1933, and in consenting to the references to our firm in the Registration Statement, we have not certified any part of the Registration Statement and do not otherwise come within the categories of persons whose consent is required.

Very truly yours,

/s/ Davis Graham & Stubbs LLP
DAVIS GRAHAM & STUBBS LLP